UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __) *

Alco Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

001600105

(CUSIP Number)

Luis Chang

c/o Everbright Development Overseas, Ltd.

110 Wall Street, 11th Floor

New York, NY 10005-3198

(212) 804-5725

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 001600105
1. Names of Reporting Person Everbright Development Overseas, Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 566,691
9. Sole Dispositive Power 0
10. Shared Dispositive Power 566,691
11. Aggregate Amount Beneficially Owned by Each Reporting Person 566,691
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 17.4%
14. Type of Reporting Person (See Instructions) CO

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CUSIP No. 001600105
1. Names of Reporting Person Luis Chang
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 566,691
9. Sole Dispositive Power 0
10. Shared Dispositive Power 566,691
11. Aggregate Amount Beneficially Owned by Each Reporting Person 566,691
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 17.4%
14. Type of Reporting Person (See Instructions) IN

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CUSIP No. 001600105
1. Names of Reporting Person Mai Wong
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 566,691
9. Sole Dispositive Power 0
10. Shared Dispositive Power 566,691
11. Aggregate Amount Beneficially Owned by Each Reporting Person 566,691
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 17.4%
14. Type of Reporting Person (See Instructions) IN

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Item 1.	Security and Issuer

This Schedule 13D relates to the shares (“Shares”) of the $.0001 par value common stock of Alco Stores, Inc., a Kansas corporation (“Issuer”). The Issuer’s address is 401 Cottage Street, Abilene, Kansas 67410.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly on behalf of (a) Everbright Development Overseas, Ltd., a British Virgin Islands corporation (“Everbright”), (b) Luis Chang, and (c) Mai Wong, pursuant to a joint filing agreement attached hereto as Exhibit 7.01. Everbright, Mr. Chang and Ms. Wong are collectively referred to herein as the “Reporting Persons”. Everbright is engaged in the business of investments, primarily securities and real estate, and real estate development. Mr. Chang and Ms. Wong are the sole executive officers and directors of Everbright. Ms. Wong is the sole owner of Everbright. Everbright’s executive offices are located at 110 Wall Street, 11th Floor, New York, New York 10005-3198.

Mr. Chang’s principal occupation and employment is chairman of the board of Club Luichi, Inc., a Delaware corporation engaged in the business of providing subscription members with products and services at affordable prices. Club Luichi, Inc.’s executive offices are located at 110 Wall Street, 11th Floor, New York, New York 10005-3198. Mr. Chang is a U.S. citizen and his business address is 110 Wall Street, 11th Floor, New York, New York 10005-3198.

Ms. Wong’s principal occupation and employment is chair of the board of Everbright. Ms. Wong is a citizen of the People’s Republic of China and her business address is 110 Wall Street, 11th Floor, New York, New York 10005-3198.

During the last five years, none of the Reporting Persons has been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 30, 2013, Everbright purchased 564,311 Shares at a price of $7.00 per share, for the total cash purchase price of $3,950,177. On May 2, 2013, Everbright purchased 2,000 Shares at a price of $7.86 per share, for the total cash purchase price of $15,720. On February 8, 2013, Everbright purchased 380 Shares at a price of $8.25 per share, for the total cash purchase price of $3,125. All of the afore-mentioned Share purchases were effected on the NASDAQ Stock Market and were funded by Everbright from its own cash on hand.

Item 4.	Purpose of Transaction

In October 2012, the Reporting Persons contacted the Issuer to discuss strategic opportunities and the Reporting Persons’ possible investment in the Issuer. On January 22, 2013, the Reporting Persons submitted a formal written offer to the Issuer for either the Reporting Person’s acquisition of the Issuer or a strategic partnership between the parties. On May 3, 2013, the Reporting Persons contacted the Issuer to request a meeting with management and the board of directors of the Issuer to express views regarding the Issuer's performance, prospects and operating strategy. There is no meeting planned as of the date of this Schedule 13D.

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The Reporting Persons intends to review their investment in the Shares on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to communicate with other stockholders regarding the Issuer, its operations, management and other matters or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of this Item 4 below. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to any course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.
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Item 5.	Interest in Securities of the Issuer.

(a)	The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons, by virtue of their relationships, may be deemed to have shared beneficial ownership of 566,691 Shares, representing 17.4% of the outstanding Shares. The calculation of the foregoing percentage is based on the number of Shares disclosed as outstanding as of April 22, 2013 by the Issuer in its annual report on Form 10-K for the fiscal year ended February 3, 2013, and filed with the Securities and Exchange Commission on April 23, 2013. Except as disclosed in this Item 5(a), the Reporting Persons do not beneficially own any Shares or have the right to acquire any such shares.
(b)	The Reporting Persons have the shared power to vote or to direct the vote or dispose or direct the disposition of 566,691Shares. The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Schedule 13D are incorporated herein by reference.
(c)	Except as disclosed in Item 3 of this Schedule 13D, which is incorporated by reference in this Item 5, the Reporting Persons have not effected any transaction in the Shares during the 60 days prior to the date of this Schedule 13D.
(d)	The Reporting Persons have the sole to right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares disclosed in this Item 5.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer

Other than as described in Item 7 below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between any of the Reporting Persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

7.01	Joint Filing Agreement dated as of May 9, 2013 by and among Everbright Development Overseas, Ltd., Luis Chang, and Mai Wong.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Everbright Development Overseas, Ltd.,
A British Virgin Islands Company

Date: May 10, 2013	By: /s/ Mai Wong
Mai Wong, Chairman of the Board

Date: May 10, 2013	By: /s/ Luis Chang
Luis Chang, an individual

Date: May 10, 2013	/s/ Mai Wong
Mai Wong, an individual

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Exhibit 7.01

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Alco Stores, Inc., par value $0.0001 per share, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 10th day of May 2013.

Everbright Development Overseas, Ltd.,
A British Virgin Islands Company

Date: May 10, 2013	By: /s/ Mai Wong
Mai Wong, Chairman of the Board

Date: May 10, 2013	By: /s/ Luis Chang
Luis Chang, an individual

Date: May 10, 2013	/s/ Mai Wong
Mai Wong, an individual

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